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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F __X__       Form 40-F _____


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                          Yes    _____          No     __X__

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                          Yes    _____          No     __X__

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                          Yes    _____          No     __X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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
Endesa's Communication Related to the Process Opened by EDF Regarding Its Stake in Edison

    NEW YORK--(BUSINESS WIRE)--May 9, 2005--Considering the information Endesa (NYSE:ELE) has on the decision adopted by EDF in relation to the open process regarding its stake in Edison, which confirms that EDF has decided to remain in Italy, thus declining the offer made by Endesa in conjunction with ASM Brescia, it's necessary to point out the rigorous strategic rationale that has been a key factor in Endesa's intention to participate in this process.
    Despite the limited chances of success that could be expected given the complexity surrounding the process, Endesa has always considered entirely justified from a strategic view its intention to participate in the process, considering only those options that would enable the Company to win the control of Edison.
    Had it succeeded, this process would have implied a step forward on Endesa's strategic purpose of strengthening its presence in Europe.
    Nevertheless, Endesa confirms it has progressed considerably in this strategic line and that, although it hasn't been possible to gain control of Edison, it already has an outstanding presence in Europe.
    In France Endesa has 2,600 MW of installed capacity and sales 17,000 GWh. In Italy, the Company has 6,300 MW of installed capacity and sales 26,216 GWh. A position achieved through the acquisition of generation assets with positive results.
    EBIT of Endesa Europa, which integrates this operations, increased by 52% in 2003-2004, from euro 260 million to 394, while net income tripled from euro 52 million to 145.
    Endesa believes it's appropriate to keep in mind that it had the necessary financial resources to undertake this operation without substantially modifying its credit ratios.
    The company will continue strengthening its position in Italy and France through the development of the Investment Plan included in its Strategic Plan.

    This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Folleto Informativo Continuado of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2003. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ENDESA, S.A.

Dated: May 6th, 2005          By: /s/ David Raya
                                 -----------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations